SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G/A

(Amendment No. 2)

(Rule 13d-102)

Under the Securities Exchange Act of 1934

NLS Pharmaceutics Ltd.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

H57830103

(CUSIP Number)

September 30, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. H57830103	13G	Page 2 of 5 Pages

1.	Names of Reporting Persons

Ronald Hafner
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only

4.	Citizenship or Place of Organization

Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 310,958(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 310,958(1)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

310,958(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

The aggregate amount in Row 9 represents the maximum amount that the Reporting Person can beneficially control under a contractually stipulated 4.99% ownership restriction. The full exercise of the Reporting Person’s securities would exceed this restriction.

11.	Percent of Class Represented by Amount in Row (9)

8.1%(1)(2)
12.	Type of Reporting Person (See Instructions)

IN

(1)	Includes 2,458 shares of common shares, par value CHF 0.80 per share (the “Common Shares”), of NLS Pharmaceutics Ltd. (the “Issuer”) issuable upon the exercise of Options (as defined in Item 4) held directly by the Reporting Person.

(2)	The ownership percentage reported is based on 3,815,104 Common Shares outstanding as reported in the Issuer’s Registration Statement on Form F-3, filed with the U.S. Securities and Exchange Commission on October 23, 2024, plus 2,458 shares of Common Shares issuable upon exercise of the Options.

CUSIP No. H57830103	13G	Page 3 of 5 Pages

Item 1(a).	Name of Issuer:

NLS Pharmaceutics Ltd.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

The Circle 6 8058 Zurich, Switzerland

Item 2(a).	Name of Person Filing:

This Statement is filed on behalf of Ronald Hafner.

Item 2(b).	Address of Principal Offices or, if None, Residence:

The address of the Reporting Person is:

c/o NLS Pharmaceutics Ltd. The Circle 6 8058 Zurich, Switzerland

Item 2(c).	Citizenship:

Ronald Hafner is a citizen of Switzerland.

Item 2(d).	Title of Class of Securities:

Common Shares, par value CHF 0.80 per share

Item 2(e).	CUSIP Number:

H57830103

Item 3.	If the Statement is being filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the filing person is a:

Not applicable.

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:_________________________

CUSIP No. H57830103	13G	Page 4 of 5 Pages

Item 4.	Ownership.

The ownership information with respect to Ronald Hafner is as follows:

(a)	Amount beneficially owned:

310,958(1) common shares

(b)	Percent of class:

8.1%(1)(2)

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: 310,958(1) common shares

(ii)	Shared power to vote or direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 310,958(1) common shares

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person had ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

(1)	Includes 2,458 shares of Common Shares of the Issuer issuable upon the exercise of stock options (the “Options”) awarded by the Issuer to the Reporting Person for the Reporting Person’s service as a member of the board of directors of the Issuer and held directly by the Reporting Person. The Options are vested and exercisable, or will be vested and exercisable, within 60 days of the date of event that requires the filing of this Amendment No. 2 to Statement on Schedule 13G. Does not include 13,054 Common Warrants and 1,925 Pre-Funded Warrants held directly by the Reporting Person. The Common Warrants and Pre-Funded Warrants are only exercisable to the extent that after giving effect or immediately prior to such exercise the holders thereof, their affiliates and any person who are members of a Section 13(d) group with the holders or one of their affiliates would beneficially own in the aggregate, for purposes of Rule 13d-3 under the Exchange Act, no more than 4.99% of the outstanding Common Shares. As a result of this restriction, the number of shares of Common Shares that may be issued upon exercise of the Common Warrants and Pre-Funded Warrants by the above holder may change depending upon changes in the outstanding Common Shares.

(2)	The ownership percentage reported is based on 3,815,104 Common Shares outstanding as reported in the Issuer’s Registration Statement on Form F-3, filed with the U.S. Securities and Exchange Commission on October 23, 2024, plus 2,458 shares of Common Shares issuable upon exercise of the Options.

CUSIP No. H57830103	13G	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 20, 2024
(Date)

/s/ Ronald Hafner
(Signature)

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).